UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CERNER CORPORATION

(Name of Subject Company (Issuer))

CEDAR ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Senior Vice President, Associate General Counsel and Secretary

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

Telephone: (737) 867-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Keith A. Flaum

Christopher R. Moore

Tiffany P. Posil

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025

Telephone: (650) 463-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$28,477,199,240.00	$2,639,836.37

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner Corporation (“Cerner”), at a purchase price of $95.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 292,952,521 shares of common stock of Cerner that were issued and outstanding as of January 11, 2022; (ii) 3,262,118 shares of common stock of Cerner potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 11, 2022; (iii) 2,995,301 shares of common stock of Cerner issuable upon the settlement of outstanding restricted stock units as of January 11, 2022; and (iv) 550,052 shares of common stock of Cerner issuable upon the settlement of outstanding performance share units as of January 11, 2022. The foregoing figures have been provided by the issuer to the offeror and are as of January 11, 2022, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,639,836.37	Filing Party: Cedar Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form of Registration No.: Schedule TO	Date Filed: January 19, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 19, 2022 by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation, at a purchase price of $95.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On April 11, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on April 13, 2022. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on May 11, 2022, unless further extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of the day on April 8, 2022, approximately 33,951,780 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 11.5% of the outstanding Shares.

On April 11, 2022, Oracle issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(N) to the Schedule TO and is incorporated herein by reference.”

Adding a new paragraph to the end of the section captioned “Regulatory Approvals—Foreign Competition Laws—Canada” under Section 16 – “Certain Legal Matters; Regulatory Approvals” as set forth below:

“On April 5, 2022, Oracle received unconditional clearance of the transaction from the Commissioner, who issued an advance ruling certificate under subsection 102(1) of the Competition Act.”

Adding a new paragraph to the end of the section captioned “Regulatory Approvals—Other Regulatory Approvals—Germany” under Section 16 – “Certain Legal Matters; Regulatory Approvals” as set forth below:

“On March 30, 2022, Oracle received unconditional clearance from the German Federal Ministry for Economic Affairs and Climate Action (hereinafter referred to as “BMWK,” previously referred to as BMWi).”

Adding a new paragraph to the end of the section captioned “Regulatory Approvals—Other Regulatory Approvals—Romania” under Section 16 – “Certain Legal Matters; Regulatory Approvals” as set forth below:

“On April 8, 2022, Oracle received unconditional clearance from the National Defense Council (Consiliul Suprem de Apărare al Ţării) in Romania.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “12:00 midnight, Eastern Time, at the end of the day on April 13, 2022” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), each as amended by Amendment No. 4 to the Schedule TO, are hereby amended and replaced with “12:00 midnight, Eastern Time, at the end of the day on May 11, 2022.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by Oracle Corporation on April 11, 2022, announcing the extension of the Offer.

107	Filing fee table (incorporated by reference to Amendment No. 1 to Schedule TO filed by Oracle Corporation on February 4, 2022).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

Cedar Acquisition Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President and Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Legal

Oracle Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Associate
General Counsel and Secretary